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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stillpoint Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

StillPoint Wealth Management 3333 Peachtree Road NE # 150
(No. and Street)

Atlanta GA 30326
(City) (State) (Zip Code)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Mayfield 404-467-
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher PC
(Name – *if individual, state last, first, middle name*)

3625 Cumberland Blvd., Suite # 1000 Atlanta GA 30339
(Address) (City) (State) (Zip Code)



RECD S.E.C.
MAR 01 2005
636

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Nygaard swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StillPoint Wealth Management, as of February 28, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & President of StillPoint Wealth Mgmt

Title

Notary Public

DIANE KENDALL WEISS
Notary Public, DeKalb County, Georgia
My Commission Expires May 3, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
185
SECTION

StillPoint Wealth Management, LLC

Financial Statements
and Additional Information

December 31, 2004

StillPoint Wealth Management, LLC

Contents
December 31, 2004



BENNETT | THRASHER

Member: AICPA Employee Benefit Plan Audit Quality Center

Registered: Public Company Accounting Oversight Board

Member: PCPS AICPA Alliance for CPA Firms

Member: AICPA Center for Public Company Audit Firms

Member: DFK International Affiliated Offices Worldwide

Independent Auditors' Report

To the Managers and Member of
StillPoint Wealth Management, LLC

We have audited the accompanying statement of financial condition of StillPoint Wealth Management, LLC (a wholly owned subsidiary of StillPoint Advisors, Inc.) as of December 31, 2004 and the related statements of operations, member's equity and cash flows for the period from inception (April 1, 2004) through December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StillPoint Wealth Management, LLC as of December 31, 2004 and the results of its operations and its cash flows for the period from inception (April 1, 2004) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett Thrasher PC

February 3, 2005

*A **Professional Corporation** • Certified Public Accountants & Consultants*
One Overton Park • 3625 Cumberland Boulevard • Suite 1000 • Atlanta, Georgia 30339
770.396.2200 • 770.390.0394 Fax • www.btcpa.net

StillPoint Wealth Management, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	454,176
Restricted cash		100,000
Commissions receivable		107
Prepaid expenses		33,384
Property and equipment, at cost less accumulated depreciation and amortization		350,199
Other assets		99,805
Due from affiliate		30,849
	$	1,068,520
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	94,485
Accrued expenses		124,116
Due to parent		38,654
Total liabilities		257,255
Commitments and contingencies		
Member's equity:		
Member's capital		811,265
Total member's equity		811,265
	$	1,068,520

See accompanying notes to financial statements.

StillPoint Wealth Management, LLC

Statement of Operations
For the Period From Inception (April 1, 2004) Through December 31, 2004

Revenue:	
Commissions	$ 219,021
Fiduciary and asset management fees	1,071,368
Other revenue	92,714
Interest income	32,929
	1,416,032
Expenses:	
Commissions	554,590
Exchange, clearing and settlement	175,295
Employee compensation and benefits	765,257
Professional fees	176,467
General and administrative	502,601
	2,174,210
Net loss	$ (758,178)

See accompanying notes to financial statements.

StillPoint Wealth Management, LLC

Statement of Member's Equity
For the Period From Inception (April 1, 2004) Through December 31, 2004

	Member's Equity
Balance at April 1, 2004	$ -
Contributions from parent	1,569,443
Net loss	(758,178)
Balance at December 31, 2004	$ 811,265

See accompanying notes to financial statements.

StillPoint Wealth Management, LLC

Statement of Cash Flows
For the Period From Inception (April 1, 2004) Through December 31, 2004

Cash flows from operating activities:	
Net loss	$ (758,178)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	16,462
Changes in assets and liabilities:	
Commissions receivable	(107)
Prepaid expenses	(33,384)
Other assets	(99,805)
Accounts payable	94,485
Accrued expenses	124,116
Net cash used in operating activities	(656,411)
Cash flows from investing activities:	
Purchases of property and equipment	(366,661)
Net cash used in investing activities	(366,661)
Cash flows from financing activities:	
Contributions from parent	1,569,443
Increase in due from affiliate	(30,849)
Increase in due to parent	38,654
Increase in restricted cash	(100,000)
Net cash provided by financing activities	1,477,248
Net increase in cash and cash equivalents	454,176
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 454,176

See accompanying notes to financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of StillPoint Wealth Management, LLC (the Company) who is a wholly owned subsidiary of StillPoint Advisors, Inc. (the Parent). Effective April 1, 2004, the Company was purchased by the Parent and the accompanying financial statements include the results of operations from the date of acquisition through December 31, 2004. The effects of the purchase were recorded at the Parent.

The Company was formed effective December 12, 2001 as a limited liability company under the provisions of the Georgia Limited Liability Company Act (the Act). The terms of formation were specified by an operating agreement. Pursuant to the operating agreement, there are no units or shares and there is one member, the Parent. The Company conducts business as a securities broker-dealer, is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates four offices across the southern United States and its headquarters is in Atlanta, Georgia.

In accordance with the operating agreement, except as otherwise specifically provided for in the Act, the liability of the member is generally limited to its capital contributions. After admission, the member is not obligated, but under certain circumstances may be permitted, to contribute additional funds or make loans to the Company. The operating agreement also contains provisions that restrict the transfer of ownership interests except under certain circumstances, permit the admission of new members upon approval of the parent and permit the return of equity. The profits and losses of the Company will be allocated to each member based on its relative ownership interest.

Description of the Business

The Company, through a network of registered representatives, sells to customers various securities, including stocks, bonds, private placements, interests in limited partnerships and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and investing in cash equivalents with major financial institutions.

Restricted Cash

In accordance with the Company's clearing agreement, at December 31, 2004 restricted cash of $100,000 was deposited in an escrow account and is included in restricted cash on the accompanying statement of financial condition.

Methods of Depreciation and Amortization

Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the individual assets as follows: computers and equipment, five to seven years; furniture and fixtures, seven years; software, three years; and other depreciable property, seven years. Leasehold improvements are amortized over the lesser of the remaining lease terms or the estimated useful lives of the improvements using the straight-line method.

Impairment

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, the Company evaluates the carrying amount of such assets in relation to the operating performance. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company's management determined that there were no impaired assets at December 31, 2004.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision or benefit for federal or state taxes is necessary since income, losses and credits are reported on the member's income tax returns.

Note 2: Related Party Transactions

In October 2004, the Company entered into an expense sharing agreement with the Parent whereby the Parent charges the Company a percentage of operating and general and administrative expenses that relate to the operation of the Company. In 2004, the Company paid $336,357 to the Parent under the agreement and $38,654 was payable at December 31, 2004.

In 2004, the Company paid a portion of an employee's salary on behalf of an affiliate. This amount paid totaled $30,849 and is listed as due from affiliate in the accompanying statement of financial condition.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2004 follows:

Computers and equipment	$ 42,836
Furniture and fixtures	98,701
Software	9,500
Leasehold improvements	204,065
Other	11,559
	366,661
Less accumulated depreciation and amortization	16,462
	$ 350,199

Depreciation expense associated with property and equipment was $16,462 during 2004.

Note 4: Operating Leases

Exclusive of that portion of the expense sharing agreement related to rent (see Note 2), the Company leases certain office space, computers and equipment, and furniture and fixtures under lease agreements expiring through 2013, excluding renewal options. The leases generally require that the Company pay taxes, maintenance and insurance. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum rental payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) were as follows as of December 31, 2004:

Year Ending December 31

2005	$ 213,373
2006	226,452
2007	223,251
2008	205,864
2009	214,098
Thereafter	757,058
	$1,840,096

Rent expense, including such rent allocated under the expense sharing agreement, under all operating leases was $110,057 during 2004.

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for the twelve months after commencing business as a broker dealer and 15 to 1 after that period. At December 31, 2004, the Company had net capital of $322,877, which was in excess of its required net capital.

* * * * *

Supplemental Information

StillPoint Wealth Management, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Total member's equity	$	811,265
Deduct amounts not allowable for net capital:		
Prepaid expenses		33,384
Property and equipment		350,199
Other		99,805
		483,388
Total member's equity qualified for net capital		327,877
Deduction:		
Other		5,000
Net capital	$	322,877

Note: There were no material differences between the calculation of net capital per Part IIA of the amended Focus Report as of December 31, 2004 and the calculation of net capital per the audited financial statements as of December 31, 2004 of StillPoint Wealth Management, LLC.

See independent auditors' report and accompanying notes to financial statements.

StillPoint Wealth Management, LLC

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Exemption from Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report and accompanying notes to financial statements.



BENNETT | THRASHER

Member: AICPA Employee Benefit Plan Audit Quality Center

Registered: Public Company Accounting Oversight Board

Member: PCPS AICPA Alliance for CPA Firms

Member: AICPA Center for Public Company Audit Firms

Member: DFK International Affiliated Offices Worldwide

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
StillPoint Wealth Management, LLC

In planning and performing our audit of the financial statements and supplemental schedules of StillPoint Wealth Management, LLC (the Company) for the period from inception (April 1, 2004) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserves Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

A Professional Corporation • Certified Public Accountants & Consultants
One Overton Park • 3625 Cumberland Boulevard • Suite 1000 • Atlanta, Georgia 30339
770.396.2200 • 770.390.0394 Fax • www.btcpa.net



management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher PC

February 3, 2005